UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

2

Overview

Our Group is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our Group commenced business in the selling of cleaning systems in 2005, before starting our business in the design, development, manufacture and sale of cleaning systems in Singapore in 2006. We design, develop, manufacture and sell cleaning systems for various industrial end-use applications to our customers mainly in Singapore and Malaysia. We have also provided centralized dishwashing services since 2013 and general cleaning services since 2015 mainly for food and beverage establishments in Singapore.

For the six-month periods ended June 30, 2023 and 2024, our revenue amounted to approximately SGD8.8 million, and SGD10.7 million, respectively. Our net income amounted to approximately SGD0.3 million and SGD0.6 million for the six-month periods ended June 30, 2023 and 2024, respectively.

The following table shows our Statement of Operations data for the six-month periods ended June 30, 2023, and 2024 in SGD and, for 2024, in USD. For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

	For the six-month periods ended June 30,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
			(Note(1))
Revenues	8,814	10,742	7,927
Cost of revenues	(6,716)	(7,908)	(5,835)
Gross profit	2,098	2,834	2,092

Operating expenses:
Selling and marketing expenses	(38)	(86)	(63)
General and administrative expenses	(1,868)	(2,181)	(1,609)
Total operating expenses	(1,906)	(2,267)	(1,672)

Income from operations	192	567	420

Other income (expense):
Other income	463	554	408
Interest expense	(183)	(236)	(175)
Other expense	(119)	(64)	(47)
Change in fair value in financial instruments	-	(49)	(37)
Total other income (expense)	161	205	149

Income before tax expense	353	772	569
Income tax expense	(74)	(174)	(128)
Net income	279	598	441

(1) Calculated at the rate of US$0.7379 = SGD1, as set forth in the statistical release of the Federal Reserve System on June 28, 2024.

3

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out below:

Demand from our major customer groups

Our aggregate sales generated from our top five customers were approximately 63.3% and 75.9% of our revenue for the six-month periods ended June 30, 2023 and 2024, respectively. Accordingly, our sales would be significantly affected by the demands of our top five customer groups. Maintaining a certain level of customer orders is subject to certain inherent risks, including, among others, risks related to changes and developments in the local political, regulatory and business conditions that may affect customers’ purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial condition, and affect our ability to remain profitable and achieve business growth.

Non-recurring nature of our sale of cleaning systems and other equipment business

We design, manufacture and sell cleaning systems and other equipment on an order-by-order basis. Our customers are under no obligation to continue to award contracts to or place orders with us and there is no assurance that we will be able to secure new orders in the future. Moreover, our Group generally must go through a tendering or quotation process to secure new orders, and the number of orders and the amount of revenue that we are able to derive therefrom are affected by a series of factors including but not limited to changes in our clients’ businesses and changes in market and economic conditions. The result of such process is beyond our control and there is no assurance that our Group will secure new orders from future tender submissions. Accordingly, our results of operations, revenue and financial performance may be adversely affected if our Group is unable to obtain new orders from our customers of contract values, size and/or margins comparable to previous orders.

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 42.1% and 26.1% of our total cost of revenues for the six-month periods ended June 30, 2023 and 2024, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply of and demand for such raw materials, as well as our bargaining power with our suppliers. During the six-month periods ended June 30, 2023 and 2024, the majority of our raw materials were commonly available from the market, although their prices have been affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate action to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

All of the raw materials we procure, including stainless steel, aluminum and electronic components, are purchased from a number of suppliers to ensure adequate supply and efficient delivery to our production and processing facilities.

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the six-month periods ended June 30, 2023 and 2024, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and industrial electronic. As of the date of this Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Our revenue was derived from (i) our sale of cleaning systems and other equipment business; and (ii) our provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the six-month periods ended June 30, 2023 and 2024:

	Six-month periods ended June 30,
	2023		2024
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	3,183	36.1	5,403	50.3
Sale of other cleaning systems and other equipment	2,015	22.9	1,230	11.5
Repair and servicing of cleaning systems and sale of related parts	228	2.5	348	3.2
Sub-total	5,426	61.5	6,981	65.0

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	3,225	36.6	3,562	33.2
Leasing of dishwashing equipment	163	1.9	199	1.8
Sub-total	3,388	38.5	3,761	35.0

Total	8,814	100.0	10,742	100.0

Our total revenue increased by approximately SGD1.9 million or 21.9% to approximately SGD10.7 million for the six-month period ended June 30, 2024 from approximately SGD8.8 million for the six-month period ended June 30, 2023. The increase was attributable to the increase in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD1.6 million, which resulted primarily from increase in revenue for our precision cleaning systems and approximately SGD0.3 million increase in revenue from our provision of centralized dishwashing and ancillary services business. The decrease in sale of other cleaning systems and other equipment is mainly due to the slowdown in orders of other cleaning systems and completion of a project sale of other equipment in 2023.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the six-month periods ended June 30, 2023 and 2024.

	Period ended June 30, 2023	Period ended June 30, 2024
	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of period(1)	29,050	25,280
New contract value for the period	5,986	2,686
Revenue recognized for the period	(5,198)	(6,981)
Outstanding contract value as of period end(2)	29,838	20,985

(1) Outstanding contract value as of beginning of period represents the contract value of orders which were not completed as of the beginning of the relevant period.

(2) Outstanding contract value as of period-end represents the contract value of ongoing orders as of the end of the relevant year or period that will be carried forward to the next year or period.

5

Cost of revenues

During the six-month periods ended June 30, 2023 and 2024, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the six months ended June 30, 2023 and 2024, our cost of revenues amounted to approximately SGD6.7 million and SGD7.9 million, respectively.

	Six months ended June 30,
	2023		2024
	SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	3,796	56.5	4,615	58.4
Cost of provision of centralized dishwashing and ancillary services	2,920	43.5	3,293	41.6

Total	6,716	100.0	7,908	100.0

The cost of revenues increased in line with the increase in our revenues.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the six-month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023		2024
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	1,083	34.0	1,943	36.0
Sale of other cleaning systems and other equipment	510	25.3	355	28.9
Repair and servicing of cleaning systems and sale of related parts	37	16.4	68	19.5

Sub-total/overall	1,630	30.0	2,366	33.9

Provision of centralized dishwashing and ancillary services business	468	13.8	468	12.4

Total/overall	2,098	23.8	2,834	26.4

6

Our total gross profit amounted to approximately SGD2.1 million and SGD2.8 million for the six-month periods ended June 30, 2023 and 2024, respectively. Our overall gross profit margins were approximately 23.8% and 26.4% for the six-month periods ended June 30, 2023 and 2024, respectively.

Our total gross profit increased by approximately SGD0.7 million. This increase was mainly due to the increase in our revenue from the sales of precision cleaning systems, which is our most profitable business sub-segment.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the six-month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023	2024
	SGD’000	SGD’000

Promotion and marketing expenses	30	70
Transportation expenses	8	16

Total	38	86

Our selling and marketing expenses amounted to approximately SGD38,000 and SGD86,000 for the six-month periods ended June 30, 2023 and 2024, respectively.

The increase in promotion and marketing expenses for the six-month period ended June 30, 2024 was primarily attributable to an increase in our promotion and marketing activities of our products and services.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff costs; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travel and entertainment; (v) legal and professional fees; (vi) directors and officers liability insurance; and (vii) miscellaneous expenses. The following table sets forth the breakdown of our general and administrative expenses for the six-month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023		2024
	SGD’000%		SGD’000%

Staff costs	976	52.2	1,302	59.7
Depreciation	183	9.8	114	5.2
Office supplies and upkeep expenses	65	3.5	102	4.7
Travel and entertainment	93	5.0	88	4.0
Legal and professional fees	310	16.6	341	15.6
Directors and officers liability insurance	67	3.6	51	2.3
Miscellaneous expenses	174	9.3	183	8.5
Total	1,868	100.0	2,181	100.0

7

Our general and administrative expenses amounted to approximately SGD1.9 million and SGD2.2 million for the six-month periods ended June 30, 2023 and 2024, respectively, representing approximately 21.2%, and 20.3% of our total revenue for the corresponding periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs attributable to our employees and directors’ remuneration. The increase in staff costs for the six-month periods ended June 30, 2024 was mainly due to revision of CEO remuneration package since January 1, 2024 and special bonus as an incentive to our key management personnels.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings; (ii) right-of-use assets; (iii) computer equipment; and (iv) furniture and fittings. The decrease in depreciation was mainly due to fully depreciated of certain computer equipment and furniture and fittings by the end of 2023.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travel and entertainment mainly represented expenditures for business travel and costs incurred for social gatherings and refreshments for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for applications and registrations of trademarks and patents, legal consultation fees, annual listing fee, corporate secretarial and registered office fees, transfer agent fee and staff recruitment services. The increase in legal and professional fees was mainly due to increase in applications and registrations of new trademarks and patents, corporate fees in compliance with continued listing and architect fee for consultation of building structure.

Directors and officers liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Miscellaneous expenses were mainly comprised of business insurance expenses, donation and other miscellaneous expenses.

Other income

Other income of our Group amounted to approximately SGD0.5 million and SGD0.6 million for the six-month periods ended June 30, 2023 and 2024, respectively. Our other income was mainly derived from foreign exchange gain, interest income and Government grants. The following table sets forth the breakdown of our other income for these periods:

	Six months ended June 30,
	2023	2024
	SGD’000	SGD’000

Wholesale sales of STICO anti-slip shoes	74	16
Interest income	-	107
Foreign exchange gain	-	227
Government grants	307	165
Other(1)	82	39
Total	463	554

(1) Other mainly consists of sale of scrap materials and other miscellaneous income.

8

Government grants mainly represented Jobs Support Scheme, Jobs Growth Incentive and capability development grants received from the Singapore Government. The decrease was mainly due to the government grant related to Jobs Support Scheme and Jobs Support Scheme have ended and no grants received during the 6-month period ended June 30, 2024.

Interest income mainly represented interest income from short-term fixed deposits range from 1 month – 3 months placed with Singapore banks. The interest income due to more placement of short-term fixed deposits during the 6-month period ended June 30, 2024.

Foreign exchange gain mainly represented from exchange gain from the appreciation of the USD arising from USD denominated bank balances and account receivables as of June 30, 2024

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the six-month periods ended June 30, 2023 and 2024, our interest expense increased by approximately SGD0.05 million mainly due to increased interest rates. For more details of our bank borrowings, please see the paragraph headed ‘‘Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist of the cost of STICO anti-slip shoes, bank charges and others. The following table sets forth the breakdown of our other expenses for the six-month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023	2024
	SGD’000	SGD’000

Cost of STICO anti-slip shoes	47	6
Bank charges	9	8
Others(1)	63	50

Total	119	64

(1) Others mainly consists of professional training expenses, gifts and donations, and other miscellaneous expenses.

Other expenses of our Group decreased to approximately SGD0.06 million for the six-month period ended June 30, 2024 mainly due to a decrease in our cost of STICO anti-slip shoes as a result of lesser shoes sold.

Income tax

During the six-month period ended June 30, 2024, our income tax expense comprised of our current tax expense for the period. The following table sets forth the breakdown of our income tax for the six-month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023	2024
	SGD’000	SGD’000

Current tax expense	74	238
Deferred tax	-	(64)

Total	74	174

9

Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands, our Group is not subject to any income tax in the Cayman Islands or in the British Virgin Islands. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our income tax, net, increased from SGD74 thousand for the six-month period ended June 30, 2024 to SGD174 thousand for the six-month period ended June 30, 2024. This was generally in line with the increase in our profit and taxable income.

Our Group had no tax obligation arising from other jurisdictions during the six-month period ended June 30, 2024. During the six-month period ended June 30, 2024, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the Period

As a result of the foregoing, our net income amounted to approximately SGD0.3 million and SGD0.6 million for the six-month periods ended June 30, 2023 and 2024, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023	2024
	SGD’000	SGD’000

Cash and cash equivalents as at beginning of the period	6,561	5,089

Net cash provided by/(used in) operating activities	665	(527)
Net cash used in investing activities	(244)	(419)
Net cash (used in)/provided by financing activities	(2,045)	693
Net foreign currency effect	(52)	(29)

Net decrease in cash and cash equivalents	(1,676)	(282)

Cash and cash equivalents as at end of the period	4,885	4,807

10

Cash flows from operating activities

During the six-month periods ended June 30, 2023 and 2024, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, production costs and overheads, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation and effects of changes in working capital such as increase or decrease in inventories, accounts receivable and other receivables, accounts payable, accruals and other current liabilities and contract liabilities.

For the six-month period ended June 30, 2023, our net cash generated from operating activities was approximately SGD0.7 million, which reflected our profit before tax of approximately SGD0.3 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.3 million; and (ii) the increase in accounts payable, accruals and other current liabilities of approximately SGD1.2 million. The effect of these factors was partially offset by the increase in accounts receivable and other receivables of approximately SGD0.7 million and the increase in inventories of approximately SGD0.4 million.

For the six-month period ended June 30, 2024, our net cash used in operating activities was approximately SGD0.5 million, which reflected our profit before tax of approximately SGD0.6 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.4 million; and (ii) the decrease in inventories of approximately SGD1.2 million. The effect of these factors was offset by the decrease of contract liabilities of approximately SGD1.9 million, increase in account receivable and other receivables of approximately SGD0.5 million and the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.4 million, which partially mitigated the effect of the first two factors.

Cash flows from investing activities

Our cash flows used in investing activities primarily consists of (i) the additional financial instrument; and (ii) the purchase of property, plant and equipment.

For the six-month period ended June 30, 2023, our net cash used in investing activities was approximately SGD0.2 million, due to the purchase of property, plant and equipment of approximately SGD0.2 million for tools and equipment and an electric vehicle for the expansion of our fleet of transportation for onsite maintenance and servicing of machinery.

For the six-month period ended June 30, 2024, our net cash used in investing activities was attributable to approximately SGD0.3 million for additional financial instrument due to the purchase of a new keyman insurance and the purchase of property, plant and equipment of approximately SGD0.1 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of repayment of a loan from our controlling shareholder, proceeds from bank loans, repayment of bank loans, principal payment of lease liabilities.

For the six-month period ended June 30, 2023, our Group recorded net cash used in financing activities of approximately SGD2.0 million, which was attributable to the repayment of bank loans of approximately SGD1.5 million and the repayment of a loan from our controlling shareholder of approximately SGD0.5 million.

For the six-month period ended June 30, 2024, our Group recorded net cash generated from financing activities of approximately SGD0.7 million, which was mainly attributable to the net proceeds from the drawdown of bank loans of approximately SGD0.8 million offset by payment of lease liabilities of approximately SGD0.1 million.

11

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, and cash flows from our operations.

Accounts receivable

Our accounts receivable, net, increased from approximately SGD4.8 million as of December 31, 2023 to approximately SGD5.0 million as of June 30, 2024. The increase mainly resulted from the increase in sales during the six-month period ended June 30, 2024.

We did not charge any interest on, or hold any collateral as security for these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of 7 to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000

Within 30 days	3,923	3,134
Between 31 and 60 days	758	1,484
Between 61 and 90 days	38	53
More than 90 days	56	307

Total accounts receivable, net	4,775	4,978

Movements in the allowance for expected credit losses of accounts receivable are as follows:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000

Balance at beginning of the year/period	34	23
Addition	-	17
Reversal	(11)	-

Balance at end of the year/period	23	40

We have a policy for determining the allowance for expected credit losses based on the evaluation of collectability and ageing analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the ‘‘ECL(s)’’). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the year ended December 31, 2023 and six-month period ended June 30, 2024, other than the loss allowance for expected credit losses discussed above, no impairment loss was provided for amounts that were past due.

12

The following table sets forth our average accounts receivable turnover days for the year ended December 31, 2023 and the six-month period ended June 30, 2024:

	As of December 31, 2023	As of June 30, 2024

Average accounts receivable turnover days(1)	96.7	82.8

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year/period divided by revenue for the respective year/period and multiplied by the number of days in the respective year/period.

Our average receivables turnover days decreased to approximately 82.8 days for the six-month period ended June 30, 2024 mainly due to faster collection from customers.

The accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review of each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. Our Group has further implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group, mainly represent other receivables, deposits and prepayments. The prepayments comprise mainly of prepayments of insurance, annual continued listing fees and upfront payments made to raw materials suppliers. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000

Other receivables	241	578
Deposits	47	47
Prepayments	2,078	2,047

Total	2,366	2,672

Our total other receivables, deposits and prepayments increased from approximately SGD2.4 million as of December 31, 2023 to approximately SGD2.7 million as of June 30, 2024, primarily attributable to an increase in other receivables of approximately SGD0.3 million.

Inventory

Our inventory primarily consists of raw materials, work-in-progress and finished goods as of the dates indicated.

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000
Raw materials	10,136	9,795
Work-in-progress	3,062	2,259
Finished goods	875	844
	14,073	12,898

13

The following table sets forth our average inventory turnover days for the year ended December 31, 2023 and the six-month period ended June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
Average inventory turnover days(1)	346.7	311.2

(1) Average inventory turnover days is calculated as the average of the beginning and ending of inventory balance for the respective year or period divided by cost of revenues/purchases for the respective year or period and multiplied by the number of days in the respective year or period.

The decrease in inventories of approximately SGD1.2 million and average inventory turnover days was primarily the result of increase in sales for precision cleaning systems.

Accounts and other payables

Accounts payable

The general credit terms from our major suppliers are 15 to 90 days. Our accounts payable decreased from approximately SGD1.4 million as of December 31, 2023 to approximately SGD1.1 million as of June 30, 2024.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000

Within 30 days	1,314	986
Between 31 and 60 days	82	60
Between 61 and 90 days	-	-
More than 90 days	-	-

Total	1,396	1,046

The following table sets forth our average accounts payable turnover days for the year ended December 31, 2023 and six-month period ended June 30, 2024:

	As of December 31, 2023	As of June 30, 2024
Average accounts payable turnover days(1)	42.4	27.1

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year/period divided by cost of revenues for the respective year/period and multiplied by the number of days in the respective year/period.

Our average payables turnover days remained within the credit term for the period ended June 30, 2024.

Our Group did not have any material default in payment of accounts payable during the year ended December 31, 2023 and six-month period ended June 30, 2024.

14

Accruals and other current liabilities

Accruals and other current liabilities mainly represented expenses related to professional fees, salaries and bonus. As of December 31, 2023, our Group’s accruals and other current liabilities amounted to approximately SGD0.7 million. Our Group’s accruals and other current liabilities decreased to approximately SGD0.6 million as of June 30, 2024, primarily attributable to the repayment of professional fees.

Our Group did not have any material default in payment of other payables during the year ended December 31, 2023 and the six-month period ended June 30, 2024.

Contract liabilities

Our contract liabilities represent the sales deposits and instalments received during the year or the period in respect of machineries still under production but not yet recognized as revenue under our revenue recognition policies. Our contract liabilities amounted to SGD7.0 million as of December 31, 2023 and SGD5.1 million as of June 30, 2024.

Bank indebtedness

As of June 30, 2024, our bank indebtedness equaled an aggregate of SGD8.8 million, of which SGD8.7 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD5.2 million of our bank indebtedness constitutes current liability and SGD3.6 million constitutes non-current liability.

Warranty Liabilities

Our warranty liabilities during the year ended December 31, 2023 and the six-month period ended June 30, 2024 mainly represented the provision for warranty for machines sold, which usually covers a 12-month period from the date on which the machines are delivered. The provision is based on estimates made from historical warranty data associated with similar products and services. As of December 31, 2023 and June 30, 2024, our Group recorded provisions of approximately SGD22 thousand and SGD22 thousand, respectively.

Income taxes payable

Our income taxes payable increased to SGD0.2 million as of June 30, 2024 from SGD0.1 million as of December 31, 2023. The increase was generally due to an additional provision made during the six-month period ended June 30, 2024.

Deferred tax (assets)/liabilities

Our deferred tax (assets)/liabilities during the year ended December 31, 2023 and the six-month period ended June 30, 2024 mainly represented the Singapore tax implication on the temporary difference between the tax written down value and the net book value of the property, plant and equipment owned by our Group. As of December 31, 2023 and June 30, 2024, our deferred tax assets remained relatively stable.

Commitments

Operating lease commitments as a lessor

Our Group leases out the dishwashing machines pursuant to leases that are classified as non-cancellable operating leases.

The future minimum lease receivables under non-cancellable operating leases contracted for as of December 31, 2023 and June 30, 2024, but not recognized as receivables, are as follows:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000

Within one year	272	193
After one but within two years	126	57
Total	398	250

15

Capital commitments

As of December 31, 2023 and June 30, 2024, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the six-month periods ended June 30, 2023 and 2024 mainly related to replacement of obsolete equipment. For the six-month periods ended June 30, 2023 and 2024, our capital expenditures in relation to property, plant and equipment were approximately SGD0.2 million and SGD0.1 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the six-month periods ended June 30, 2023 and 2024. Our primary uses of net proceeds from our initial public offering have been and will be used to fund operations, expansions and upgrades of our manufacturing facilities.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities and contingencies. Actual results could differ from these estimates.

16

Revenue Recognition

We recognized our revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC606). We recognize revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. We elected the modified retrospective method which requires a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the consolidated financial statements.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

In accordance with ASC 340-40, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered within a period of more than one year, we capitalize certain contract acquisition costs consisting primarily of consulting fees, and expect such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with a realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

Revenue recognition policies for each type of revenue stream are as follows:

(a) Goods and services sold

We recognize revenue for our goods and services sold when we have satisfied a performance obligation by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation, which is the amount of the consideration in the contract to which our Group expects to be entitled in exchange for transferring the promised goods or services.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

(b) Rental of dishware washing machines

We recognize revenue for our rental of our dishware washing machines on a straight-line basis over the term of the lease.

Recent Accounting Pronouncements

See Note 2 of the notes to the unaudited interim condensed consolidated financial statements included elsewhere in this Report for a discussion of recently issued accounting standards.

Impact of Inflation

According to the Monetary Authority of Singapore (the “MAS”), the year-over-year percentage changes in the consumer price index for 2023 and 2022 were 4.8% and 6.1%, respectively as reported by the MAS at www.mti.gov.sg/monetary-policy/consumer-price-developments. The MAS core inflation continued to moderate to 3.0% y-o-y in Q2 2024, from 3.3% in Q1 2024 as reported by the MAS at www.mas.gov.sg/news/monetary-policy-statements/2024/mas-monetary-policy-statement-26jul24 and barring unforeseen circumstances, we expected to not continue to increase. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

17

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the US Dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in SGD. All of our assets are denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US Dollar and SGD. If the SGD depreciates against the US Dollar, the value of our SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED

Dated October 30, 2024	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer and Director

Dated October 30, 2024	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

19

INDEX TO JE CLEANTECH HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024	2024
	SGD’000	SGD’000	US$’000
			(Note 2 (e))
Assets
Current assets:
Cash and cash equivalents	5,089	4,807	3,547
Accounts receivable, net	4,775	4,978	3,673
Prepaid expenses and other current assets, net	2,366	2,672	1,973
Deferred financing costs	356	356	263
Inventory	14,073	12,898	9,517

Total current assets	26,659	25,711	18,973

Financial instruments	245	499	368
Property, plant and equipment, net	8,515	8,190	6,043
Deferred tax assets	74	138	102

Total non-current assets	8,834	8,827	6,513
TOTAL ASSETS	35,493	34,538	25,486

Liabilities
Current liabilities:
Bank loans - current	4,241	5,204	3,840
Lease payable - current	300	302	223
Accounts payable, accruals, and other current liabilities	2,085	1,689	1,246
Warranty liabilities	22	22	16
Income taxes payable	149	227	168
Contract liabilities	6,960	5,061	3,735

Total current liabilities	13,757	12,505	9,228

Bank loans – non-current	3,740	3,624	2,674
Lease payable – non-current	1,283	1,127	832

Total non-current liabilities	5,023	4,751	3,506

TOTAL LIABILITIES	18,780	17,256	12,734

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$0.003 par value per share; 33,333,333 authorized as of December 31, 2023 and June 30, 2024; 5,006,666 shares issued and outstanding, respectively*	20	20	15
Additional paid-in capital	15,686	15,686	11,574
Treasury shares (9,952 acquired as of December 31, 2023)	(18)	(18)	(13)
Retained earnings	1,126	1,724	1,272
Accumulated other comprehensive losses	(101)	(130)	(96)
Total shareholders’ equity	16,713	17,282	12,752

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,493	34,538	25,486

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month periods ended June 30,
	2023	2024	2024
	SGD’000	SGD’000	USD’000

Revenues	8,814	10,742	7,927
Cost of revenues	(6,716)	(7,908)	(5,835)
Gross profit	2,098	2,834	2,092

Operating expenses:
Selling and marketing expenses	(38)	(86)	(63)
General and administrative expenses	(1,868)	(2,181)	(1,609)
Total operating expenses	(1,906)	(2,267)	(1,672)

Income from operations	192	567	420

Other income (loss):
Other income	463	554	408
Interest expense	(183)	(236)	(175)
Other expense	(119)	(64)	(47)
Change in fair value in financial instruments	-	(49)	(37)
Total other income	161	205	149

Income before tax expense	353	772	569
Income tax expense	(74)	(174)	(128)
Net income	279	598	441
Other comprehensive income
Foreign currency translation loss, net of taxes	(52)	(29)	(21)
Total comprehensive income	227	569	420

Net income per share attributable to ordinary shareholders
basic and diluted	0.06	0.12	0.09
Weighted average number of ordinary shares used in computing net income per share
basic and diluted*	5,006,666	5,006,666	5,006,666

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares			Treasury Shares		Accumulated
	No. of shares*	Amount	Additional paid-in capital	No. of shares	Treasury shares	Other Comprehensive income (loss)	Retained earnings	Total stockholders’ equity
		SGD’000	SGD’000		SGD’000	SGD’000	SGD’000	SGD’000
Balance as of January 1, 2023	5,006,666	20	15,686		-	(32)	607	16,281
Net income	-	-	-		-	-	279	279
Foreign currency translation adjustment	-	-	-		-	(52)	-	(52)

Balance as of June 30, 2023	5,006,666	20	15,686	-	-	(84)	886	16,508

Balance as of January 1, 2024	5,006,666	20	15,686	(9,952)	(18)	(101)	1,126	16,713
Net income	-	-	-	-	-	-	598	598
Foreign currency translation adjustment	-	-	-	-	-	(29)	-	(29)

Balance as of June 30, 2024	5,006,666	20	15,686	(9,952)	(18)	(130)	1,724	17,282
Balance as of June 30, 2024 (US$)	5,006,666	15	11,574	(9,952)	(13)	(96)	1,272	12,752

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2023	2024	2024
	SGD’000	SGD’000	US$’000

Net income	279	598	441
Adjustment:
Depreciation and amortization	315	441	325
Allowance for expected credit losses	-	17	13
Change in fair value in financial instrument	-	49	37

Changes in operating assets:
(Increase)/decrease in inventories	(446)	1,175	867
Increase of accounts receivable and other receivables	(704)	(526)	(388)
Increase/(decrease) of accounts payable, accruals and other current liabilities	1,221	(382)	(282)
Decrease of contract liabilities	-	(1,899)	(1,401)
Cash provided by/(used in) operating activities	665	(527)	(388)

Addition of financial instrument	-	(303)	(224)
Purchase of property, plant and equipment	(244)	(116)	(86)
Cash used in investing activities	(244)	(419)	(310)

Repayment of loan from controlling shareholder	(562)	-	-
Net (repayment)/drawdown of bank loans	(1,486)	847	625
Net (repayment)/drawdown of lease liabilities	3	(154)	(113)

Cash (used in)/provided by financing activities	(2,045)	693	512

Foreign currency effect	(52)	(29)	(22)
Net change in cash and cash equivalents	(1,676)	(282)	(208)

Cash and cash equivalents as of beginning of the period	6,561	5,089	3,755
Cash and cash equivalents as of the end of the period	4,885	4,807	3,547
Net decrease in cash and cash equivalents	(1,676)	(282)	(208)

Supplementary Cash Flows Information
Cash paid for interest	183	236	174
Cash paid for taxes	-	126	93

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 29, 2019, JE Cleantech Holdings Limited (the “Company”) was incorporated in the Cayman Islands, as an investment holding company. The Company conducts its primary operations through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1.) by JCS-Echigo Pte. Ltd. (“JCS-Echigo”), which is principally engaged in the manufacture and sale of cleaning systems, related cleaning equipment, equipment parts and components, and 2.) Hygieia Warewashing Pte. Ltd. (“Hygieia”), which is principally engaged in the provision of centralized dishwashing and ancillary services. The Company holds JCS-Echigo via its wholly owned subsidiary JE Cleantech International Ltd (“JEC International”), a company that is incorporated and domiciled in the British Virgin Islands; Hygieia is a wholly owned subsidiary of JCS-Echigo. JCS-Echigo wholly owns Evoluxe Pte. Ltd (“Evoluxe”), which is also incorporated and domiciled in Singapore and which, as of the date of the report, is dormant. The Company is headquartered in Singapore and conducts its operations domestically.

The Company and its subsidiaries (“the Group”) are in the table as follows:

		Percentage of effective ownership
Name	Date of Incorporation	December 31, 2023	June 30, 2024	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

The accompanying unaudited interim condensed financial statements are presented assuming that the Company was in existence at the beginning of the first period presented.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements include all normal and recurring adjustments considered necessary, in the opinion of management, for a fair presentation of the Company’s financial position as of June 30, 2024, the results of operation for the six-month periods ended June 30, 2024 and 2023 and cash flows for the six-month periods ended June 30, 2024 and 2023.

Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, and related notes included in the Company’s audited financial statements.

(b) Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

(c) Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, inventory valuation and fair value of financial instruments. Actual results could vary from the estimates and assumptions that were used.

(d) Risks and uncertainties

The main operations of the Company are located in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Singapore. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(e) Foreign currency translation and transaction and convenience translation

The accompanying unaudited interim condensed consolidated financial statements are presented in the Singaporean dollars (“SGD”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary JEC International are the US$, respectively. JCS-Echigo, Hygieia, and Evoluxe use the Singaporean dollar as their functional currencies.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the unaudited interim condensed consolidated statements of income and comprehensive income as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the unaudited interim condensed consolidated statements of income and comprehensive income as other income (other expenses).

F-7

The value of foreign currencies, including the US Dollar, may fluctuate against the Singaporean Dollar. Any significant variations of the aforementioned currencies relative to the Singaporean Dollar may materially affect the Company’s financial condition in terms of reporting in SGD. The following table outlines the currency exchange rates that were used in preparing the accompanying unaudited interim condensed consolidated financial statements:

	December 31, 2023	June 30, 2024
SGD to USD Year End/Period	0.7580	0.7379
SGD to USD Average Rate	0.7447	0.7425

Translations of the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive loss, and unaudited interim condensed consolidated statements of cash flows from SGD into US$ as of and for the year ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.7379 = SGD1, as set forth in the statistical release of the Federal Reserve System on June 28, 2024.

(f) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets, for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, financial instruments, bank loans, lease, accounts payable and accruals and other current liabilities are financial assets and liabilities. Cash and cash equivalents, accounts receivables, other current assets, accounts payable and accruals and other current liabilities are subject to fair value measurement; however, because of their being short-term in nature, management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as Level 3 under the above hierarchy. The Company accounts for bank loans and lease payables at amortized cost and has elected not to account for them under the fair value hierarchy.

(g) Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

F-8

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and the Company’s demand deposits placed with financial institutions that have original maturities of less than three months and that are unrestricted as to withdrawal and use.

(i) Restricted cash

Restricted cash are bank deposits that are pledged to the bank as security for outstanding loans and bank borrowings. The carrying amount for restricted cash was Nil as of December 31, 2023 and June 30, 2024, respectively.

(j) Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations, and customer specific quantitative and qualitative factors that may affect the Company’s customer’s ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(k) Prepaid expenses and other current assets, net

Prepaid expenses and other current asset, net mainly represents advances made to suppliers and prepaid of operating expenses.

(l) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on normal operating capacity.

(m) Property, plant and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Land use right	Over the lease term
Leasehold buildings	30 years
Plant and machinery	5 to 10 years
Equipment, furniture and fittings	1-5 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas expenditures for major renewals and betterment that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales, and disposals of assets are recorded by removing the costs, accumulated depreciation, and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(n) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2023 and June 30, 2024.

F-9

(o) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable consideration before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(p) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings, and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical factors and the specific facts and circumstances of each matter.

(q) Treasury shares

Share repurchases are accounted for under ASC 505-30, which requires them be recorded and shown separately as a reduction to shareholders’ equity.

(r) Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers.” This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Group satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling prices. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO. Typically, for POs for products where the process is described as below, the PO is satisfied at a point in time. POs for services are more typically satisfied over time such as in contracts for sterilization and sanitation service where the Company delivers service daily over the course of a month and the Group will recognize revenue and charge the client on a monthly basis.

F-10

For sales of sterilization and cleaning systems, related cleaning equipment, equipment parts, and components, the Group typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis for the performance obligations that the Group must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at its location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. The Group includes a warranty on its product for one year from the point of delivery and acceptance. The warranty is antecedent to the performance obligation set forth above; however, management develops an estimate of future warranty costs and accrues that amount to cost of sales in the period that revenue is recognized to the Group’s consolidated statements of income and the corresponding amount to the warrant liabilities on the Group’s consolidated balance sheets. Details on the changes in the warranty liabilities can be found in Note 11 below. Typical payment terms set forth in the purchase order range from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 12 below.

Revenue from rental of dishware washing machines

In accordance with ASC 842, “Lease Topics,” the Group accounts for the rental of dishware washing machines as direct finance leases where lease income from the prospective lessee is recognized to the Group’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at its location and ensure that the equipment is ready for use, and to ensure that the equipment is available for use over the life of the lease contract.

(s) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, and production overhead.

(t) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisition costs, if any, are accounted for as periodic costs.

(u) General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travel and entertainment, legal and professional fees, property and related expenses, and other miscellaneous administrative expenses.

F-11

(v) Operating leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(w) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest, or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the year ended December 31, 2023 and the six-month period ended June 30, 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(x) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(y) Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of income and comprehensive income, and statements of cash flows.

F-12

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Accounts receivable	4,798	5,018
Less: allowance for expected credit losses accounts	(23)	(40)
Accounts receivable, net	4,775	4,978

The movements in the allowance for expected credit losses accounts for the year ended December 31, 2023 and the six-month period ended June 30, 2024 were as follows:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Balance at beginning of the year/period	34	23
Addition	-	17
Reversal	(11)	-
Balance at end of the year/period	23	40

As of December 31, 2023 and June 30, 2024, the ageing analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Within 30 days	3,923	3,134
Between 31 and 60 days	758	1,484
Between 61 and 90 days	38	53
More than 90 days	56	307
	4,775	4,978

4. INVENTORY

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Raw materials	10,136	9,795
Work-in-progress	3,062	2,259
Finished goods	875	844
	14,073	12,898

5. FINANCIAL INSTRUMENTS

The financial instruments are key management insurance policies. The fair value of the key management insurance policies are determined by reference to the surrender cash value of the insurance policies at the end of each of the reporting periods, which is primarily based on the performance of the underlying investment portfolio together with the guaranteed minimum returns of 1.5% per annum. The fair value measurement of the key management insurance contracts has been categorized as a Level 3 fair value based on the inputs to the valuation technique used and is positively correlated to the surrender cash value that is valued by the policy underwriter at the end of each reporting period. There is no change in both valuation approach and valuation technique. The financial instrument is pledged with a bank to secure bank loan (Note 9).

F-13

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
As of January 1,	245	245
Addition	-	303
Change in fair value recognized in profit or loss	-	(49)
As of December 31/June 30	245	499

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Leasehold buildings and improvements	7,523	7,523
Right-of-use assets	2,592	2,592
Plant and machinery	4,535	4,540
Furniture and fittings	2,724	2,835
Subtotal	17,374	17,490
Less: accumulated depreciation	(8,859)	(9,300)
Property, plant and equipment, net	8,515	8,190

Depreciation of property, plant and equipment including amortization of right-of-use assets expense was approximately SGD315 thousand and SGD441 thousand (US$325 thousand) for the six-month periods ended June 30, 2023 and 2024, respectively. Leasehold buildings are pledged with a bank to secure bank loans (Note 9).

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore and certain plant and machinery and motor vehicles under a number of leases. The carrying amount of the ROU assets is presented within property, plant and equipment (Note 6).

The Group recognized operating lease ROU assets and lease liabilities as follows:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Operating lease ROU asset, net	1,843	1,808

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Operating lease liabilities
Current portion	300	302
Non-current portion	1,283	1,127
Total	1,583	1,429

The operating lease ROU asset with a carrying amount of SGD804 thousand and SGD771 thousand (US$569 thousand) is pledged to a bank to secure bank loans (Note 9) as of December 31, 2023 and June 30, 2024, respectively.

F-14

As of June 30, 2024, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000
2025	307
2026	235
2027	183
2028	52
2029	29
Thereafter	623
1,429

The following summarizes other supplemental information about the Company’s operating lease as of June 30, 2024:

Weighted average discount rate	4.45%
Weighted average remaining lease term (years)	11.5

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and June 30, 2024, the Company capitalized SGD356 thousand (US$263 thousand) of deferred offering costs relating to an offering exercise.

9. BANK LOANS

The bank loans as of December 31, 2023 and June 30, 2024 are set out below:

Bank loans	Currency	Period	Interest rate	Third party guarantee	Director’s personal guarantee	Carrying amount
					SGD’000	SGD’000
Secured floating rate bank loans	SGD	2023 - 2028	SIBOR+1.25% to +1.5%	NIL		7,841
	USD	2029	London Inter Bank Offer Rate +1.25%	NIL		140
December 31, 2023					3,430	7,981

Secured floating rate bank loans	SGD	2023 - 2028	SIBOR+1.25% to +1.5%	NIL		8,715
	USD	2029	London Inter Bank Offer Rate +1.25%	NIL		113
June 30, 2024					3,430	8,828

Other than the director’s personal guarantee, the bank loans are secured by a corporate guarantee provided by the Company, financial instruments (Note 5), leasehold buildings (Note 6), and operating lease ROU asset (Note 7).

Bank loans	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
	SGD’000
Secured floating rate bank loans	7,841	4,218	180	180	180	180	2,903
	140	23	23	23	23	23	25
December 31, 2023	7,981	4,241	203	203	203	203	2,928

	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
Secured floating rate bank loans	8,715	5,180	180	180	180	180	2,815
	113	24	24	24	24	17	-
June 30, 2024	8,828	5,204	204	204	204	197	2,815

F-15

10. ACCOUNTS PAYABLE, ACCRUALS, AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses, and other liabilities consists of the following:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Accounts payable	1,396	1,046
Payroll payable	507	532
Payable to other services	29	5
Deposits	6	6
Others	147	100
	2,085	1,689

11. WARRANTY LIABILITIES

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
As of January 1,	22	22
Additional accrual	37	-
Utilized	(37)	-
As of December 31/June 30	22	22

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

F-16

12. CONTRACT LIABILITIES

Contract liabilities primarily relate to advance consideration received from customers.

Movement in contract liabilities:

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
As of January 1,	4,319	6,960
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(140)	(3,295)
Increase in contract liabilities as a result of receiving forward sales deposits and instalments during the year in respect of machines still under production	2,781	1,396
As of December 31/June 30	6,960	5,061

13. LOAN FROM CONTROLLING SHAREHOLDER

The amount of loan from controlling shareholder is non-trade, unsecured, interest-free, and repayable on demand. The amount has been fully repaid by the Company during the year ended December 31, 2023.

14. DEFERRED TAX ASSETS/ LIABILITIES

	December 31, 2023	June 30, 2024
	SGD’000	SGD’000
Deferred tax assets	74	138
Deferred tax liabilities	-	-
	74	138

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant, and equipment	Provisions	Tax losses	Total
	SGD’000	SGD’000	SGD’000	SGD’000
As of January 1, 2023	36	5	25	66
Recognized in statements of income	33	-	(25)	8
As of December 31, 2023	69	5	-	74

As of January 1, 2023	69	5	-	74
Recognized in statements of income	64	-	-	64
As of June 30, 2024	133	5	-	138

15. EQUITY

Common shares

On October 13, 2023, the authorized share capital of the Company was US$100,000 divided into 100,000,000 shares with a par value of US$0.001 per share and following the implementation of a reverse share split at a ratio of 1:3, the authorized share capital of the Company will be US$100,000 divided into 33,333,333 shares with a par value of US$0.003 per share. The Company effected the reverse share split of all issued and outstanding shares of 15,020,000 shares at a ratio of 3:1. As a result of the reverse share split, the Company now have 5,006,666 common shares issued and outstanding as of the date hereof. Unless indicated or the context otherwise requires, all number of ordinary shares in this report has been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

Treasury shares

During the financial year ended December 31, 2023, the Company acquired 9,952 of its own shares at the total purchase consideration of SGD18 thousand (US$14 thousand).

F-17

16. REVENUES BY PRODUCT AND GEOGRAPHY

	For the six-month period ended June 30,
	2023	2024
	SGD’000	SGD’000
Sales of cleaning systems and other equipment	5,426	6,981
Provision of centralized dishware washing and general cleaning services	3,225	3,562
Leasing of dishware washing equipment	163	199
	8,814	10,742

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, “Segment Reporting,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1. Sale of cleaning systems and other equipment business (‘‘Cleaning systems’’): Manufacturing, selling, and servicing of cleaning systems, components, and parts.

2. Provision of centralized dishware washing and ancillary services (‘‘Dishware washing services’’): Provision of centralized dishware washing services and leasing of dishware washing equipment.

The following tables present summary information by product type for the six-month periods ended June 30, 2024 and 2023, respectively:

	For the six-month period ended June 30, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	6,981	3,761	10,742
Gross profit	2,366	468	2,834

	For the six-month period ended June 30, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	5,426	3,388	8,814
Gross profit	1,630	468	2,098

F-18

In the following tables, revenue is disaggregated by the geographical locations of customers.

	For the six-month period ended June 30, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	555	3,761	4,316
Malaysia	4,723	-	4,723
Other countries	1,703	-	1,703
	6,981	3,761	10,742

	For the six-month period ended June 30, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	2,952	3,388	6,340
Malaysia	843	-	843
Other countries	1,631	-	1,631
	5,426	3,388	8,814

In the following tables, revenue is disaggregated by the timing of revenue recognition.

	For the six-month period ended June 30, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	6,981	-	6,981
Over time	-	3,761	3,761
	6,981	3,761	10,742

	For the six-month period ended June 30, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	5,426	-	5,426
Over time	-	3,388	3,388
	5,426	3,388	8,814

F-19

17. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd., are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiaries, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd, are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2023: 17%).

The income tax provision consists of the following components:

	For the six-month period ended June 30,
	2023	2024
	SGD’000	SGD’000
Income tax:
Current year	74	238
Current Income Tax	74	238

Deferred tax:
Current year	-	(64)
Deferred Income Tax	-	(64)
Income Tax Expense	74	174

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2023: 17%) to profit before income tax as a result of the following differences:

	For the six-month period ended June 30,
	2023	2024
	SGD’000	SGD’000
Income before tax expenses:	353	772

Tax at the domestic income tax rate	60	131
Tax effect of expenses that are not deductible in determining taxable profit	14	43
Income Tax Expense	74	174

F-20

18. RELATED PARTY TRANSACTIONS

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD2.9 million (approximately US$2.1 million) payable in cash to its shareholders—JE Cleantech Global Limited, which is wholly-owned by Ms. Hong Bee Yin, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD406,000 (approximately US$0.3 million) was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Hong Bee Yin, the Company’s controlling shareholder, for a revolving loan facility of up to US$1.1 million for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s ordinary shares on a globally recognized stock exchange. Ms. Hong and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of US$0.7 million to be used for the same purposes. The total amount of the revolving loan facility of approximately US$1.8 million from Ms. Hong Bee Yin, the Company’s controlling shareholder, is non-trade, unsecured, interest-free, and payable on demand.

During the financial years ended December 31, 2021 and 2022, an amount of US$1.2 million and US$0.5 million, respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the financial years ended December 31, 2022 and 2023, the Company made a repayment of US$1.1 million and US$0.6 million, respectively, to Ms. Hong Bee Yin. As of December 31, 2023, the amount of outstanding loan owed to Ms. Hong Bee Yin is Nil.

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the six-month period ended June 30, 2024.

19. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long-outstanding balances to determine the need for an allowance for expected credit losses accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the six-month period ended June 30,
	2023	2024
	SGD’000	SGD’000
Amount of the Company’s revenue
Customer A	*	5,159
Customer B	1,624	1,230
Customer C	1,762	*

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective period.

F-21

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000
Amount of the Company’s accounts receivable
Customer A	334	3,008
Customer B	624	519
Customer C	2,302	**

**	Account receivable from relevant customer was less than 10% of the Group’s total accounts receivable for the respective period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the six-month period ended June 30,
	2023	2024
	SGD’000	SGD’000
Amount of the Company’s purchase
Supplier A	626	#
Supplier B	#	875
Supplier C	#	619

#	Purchase from relevant supplier was less than 10% of the Group’s total purchase for the respective period.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31, 2023	As of June 30, 2024
	SGD’000	SGD’000
Amount of the Company’s accounts payable
Supplier A	##	117
Supplier B	##	115
Supplier C	141	-

##	Accounts payable from relevant supplier was less than 10% of the Group’s total accounts payable for the respective period.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (excluding prepayments), financial instruments, and cash and bank deposits presented on the unaudited consolidated balance sheets. The Company has no other financial assets that carry significant exposure to credit risk.

F-22

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and through the issuance date of these unaudited interim condensed consolidated financial statements.

21. SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2024 through October 30, 2024, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued. Other than as disclosed below, there are no material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

F-23